Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-222384 and 333-222385) on Form S-8 of our report dated February 20, 2018, relating to the consolidated financial statements of Agrium Inc. which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements), appearing in the Current Report on Form 6-K dated February 26, 2018.

/s/ KPMG LLP

Chartered Professional Accountants
February 26, 2018

Calgary, Canada